FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Cryptonews.com on July 10, 2023.

Transcript: CryptoNews Podcast #246: Sue Ennis, VP at Hut 8, on Bitcoin, A.I. Infrastructure, and Bitcoin Mining

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Interviewer: That's electric. I love that. Let's get into the crypto stuff here. Obviously, Hut 8 still buzzing as always, we love to see it, some potential huge news coming out that we will jump into later on in the show. But I think a good place to start would be if you could just give myself and our listeners a quick little TLDR on what is currently happening with Hut 8 because a lot has gone down since you and I chatted about 15/16 months ago. So, the floor is yours Sue what's going on with Hut 8 right now?

Sue Ennis: Big time. So, we announced a merger with a private company called US Bitcoin Corp back in February. And we're super pumped about this because this would effectively in a post-merger world have one of the largest energy portfolios of any publicly traded miner out there. So, it's a deal that involves Hut merging with US Bitcoin Corp, south of the border. And it also will really not only diversify our power portfolio, diversify our energy portfolio, but really give us a competitive edge. Also in the growing enterprise infrastructure-as-a-service space. The guys who founded this company, actually were instrumental in helping to procure equipment from Marathon and Riot back in the day. But most importantly, I think their biggest sort of success is number one, they're very good at buying distressed assets and infrastructure and transforming them. And number two, speed and scale. These guys are extraordinary at standing up infrastructure in very short timeframes. And you and I are going to get into it. But as we look at you know, not only the growth of the Bitcoin mining space, but also the growth of the AI and the machine learning demand and compute demand. Having a diversified power portfolio, having people who know how to build infrastructure at scale for lower capex is super important. And something that we're really excited about.

Interviewer: Wins across the board. I did read a couple articles that the team might be moving to Texas, does that mean Sue's going out southwest? Is that going to happen? Or is that you can just still HQ in Toronto?

Sue Ennis: So, one of their sites is in Texas, they also have sites in Nebraska. And I think what's really exciting about this company as well as they do have a self-mining piece of their business. But they also have a tremendous, as I was talking about, power hosted infrastructure portfolio and also proprietary software, which is sort of like a WeWork, white glove mining service as well. But anyways, yeah, so some of their JDs on the hosted side of the business and some of their self-mining operations are in Texas. So, am I going to be relocating to Texas? No, but I'm actually really pumped to go back. I love Texas. I love barbecue. So definitely we'll be spending more time down there.

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Sue Ennis: So, this is what's really interesting, though, about AI compute in and of itself is that it's less latency sensitive, and doesn't need five-nine reliability. So, for example, we've got five traditional data centres, they do house a little bit of AI, but they also house cloud and colocation customers. And so, there's a lot more bells and whistles that you need to serve that type of customer versus just like a bare metal, “I need to run AI”, compute, you know, some machine learning algos. And so, what's interesting about that is that if you are an infrastructure operator, and you know how to scale infrastructure, you understand how these chips work, because they're a lot different than let's say, a Bitcoin ASIC mining chip, or, again, a cloud computing customer. And if you know how to stand up infrastructure at scale, there's a tremendous amount of opportunity to provide an infrastructure for this for this piece of the market that's, like really deeply underserved and desperately needs it. And so, this is where we think that we're going to see tremendous amount of traction, because we hit all those buckets, particularly in a post-merger world. So yeah, it's basically like a different class of data centres are now being needed and stood up at a lower capex than like the traditional eight to ten million that you would spend with like a traditional data centre build. And again, in then sort of New Hut post-merger world, we've got a tremendous amount of power, tremendous amount of geographic distribution, infrastructure at scale, understanding of the chips, relationships on the on the chip supply chain as well. So yeah, we're pretty pumped about sort of what this means for the future and for Hut shareholders.

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Sue Ennis: Well, I think I think another way of looking at it is Hut 8 at least how I see it again; this isn't me like pumping my own bag. This is just how I'm describing it is that in a post-merger world I really look at Hut as a call option, not only on the growth of the Bitcoin space and the demand for Bitcoin.

Interviewer: Bingo

Sue Ennis: But also, a call option on the growth of the AI and machine learning and high performance computing space. And we're sort of looking at ourselves in a post-merger world as like an enterprise infrastructure-as-a-service platform. So, if I'm an enterprise I need AI, I need ML, I need cloud and colo to do that all if I like sovereign nation and I want to have machines hosting so I can, you know, dabble in this Bitcoin mining space, Hut can do that. If I'm an investor and I want exposure to sort of Bitcoin price action, without having to buy a Bitcoin myself, well Hut’s got a stack of right now about 9000 Bitcoin on our balance sheet. And so oftentimes, when Bitcoin runs, we also run in parallel. So again, that's, that's another opportunity. So that's sort of how I see Hut in this post merger world. And again, we're just we're really just getting started. And so, it's pretty exciting.

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Interviewer: Sue, we got to talk about the Bitcoin halving 10 months away. Going to be good for everyone. what implications does that have specifically on Hut 8?

Sue Ennis: So, I would say it's going to be good for everyone who is holding Bitcoin that would be again, not investment advice. But if you look at past having cycles, usually we've seen a rally from anywhere from eight times to 100 times the actual price of Bitcoin within the next year, year or so after. Now from a miner perspective, though, there's a lot of risk if you are a single threaded miner and so what do I mean by that? Mining is obviously an incredibly capital intensive business you have to spend money on power you have to spend money on machines and effectively you have to compete to win a block reward, right? And in a post halving world that block reward actually gets cut in half. So, from 6.25 to 3.15, I believe, or 3.125. And so not only as a miner are your potential for rewards getting halved, but you're also, what’s really changed this time around. And this time in this iteration, and the sort of next era of halving is, there's a tremendous amount of private mining power being stood up in the Middle East, and by traditional enterprise, so there's about six gigawatts worth of power being stood up in the Middle East. And a lot of sovereign nations and, you know, very wealthy family offices that are now looking to get into mining. So, what that means is, you know, you've effectively got groups that now have effectively unlimited access to capital and very, very cheap power, who now are going to be competing against you as a miner for that reward. So how Hut is looking at it is effectively saying that, you know, any miner who's single threaded is really going to be reliant on, you know, an incredibly capital intensive business with diminishing returns and increased competition, or with Hut, we're taking the avenue that we're looking at ways that we can partner with some of these newer entrants. And how we're doing that is with this pending merger with US Bitcoin Corp. One of the businesses that they built out is this, like white glove, sort of WeWork model for mining. So, they've got proprietary software stack that's already running with many customers and creating incredible efficiency and returns. So being able to scale that piece of their business, that white glove mining service, that software-as-a-service is capex light, is scalable, and partnering with those entrants in the Middle East. And sort of that being sort of one of our ways to pivot our business without having to rely on so much capital intensity, and we think is going to be a major competitive advantage because it's still us playing in the mining space, but in a more thoughtful capex, light and scalable way and partnering with some of those bigger entrants, so, and obviously, you know, I hate it's so cliche, but like software eats the world, it is very meaningful for proprietary software business that US Bitcoin Corp has built. And so we're really excited to sort of use that as kind of our, our killer app in a post mining world, not saying we're not going to self-mine anymore, you know, we obviously still have, as per our recent announcement, about 7.5 EH/s of self-mining, that's going to come online in a post-merger world. But I think, you know, focusing on those other really meaningful, scalable businesses, plus the AI and ML strategy is where our heads at.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company’s ability to advance its longstanding HODL strategy; the Company’s ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company’s ability to continue mining digital assets efficiently; the sale of the Company’s Bitcoin production and the proposed use of proceeds from such sale; the Company’s expected recurring revenue and growth rate from its high performance computing business; expectations related to Hut 8 Corp.’s hashrate and self-mining capacity; the ability of Hut 8 and USBTC to complete the Transaction, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; the expected outcomes of the Transaction, including New Hut's assets and financial position; the expected synergies related to the Transaction in respect of strategy, operations and other matters; and the Company’s ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut”) has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.